Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year ended December 31,					Period ended September 30,
	2001	2002	2003	2004	2005	2005	2006
Income before income taxes, equity results and minority interests	1,120	601	1,654	3,003	5,420	4,295	5,661
Fixed charges:
Interest costs—capitalized	11	15	19	31	86	34	96
Interest costs—expensed	335	375	351	671	560	359	630
Guaranteed preferred stock dividend	37	31	47	59	129	136	210

	383	421	417	761	775	529	936
Amortization of capitalized interest	4	4	5	6	8	5	9
Distributed income of equity investees	132	91	197	200	489	353	452

	1,639	1,117	2,273	3,970	6,692	5,182	7,058
Less: Interest capitalized	(11)	(15)	(19)	(31)	(86)	(34)	(96)

	1,628	1,102	2,254	3,939	6,606	5,148	6,962

Ratio of earnings to combined fixed charges and preferred dividends	4.25x	2.62x	5.41x	5.18x	8.52x	9.73x	7.44x